Exhibit 12.1

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years Ended
	June 30,	July 1,	July 2,	June 27,	June 28,
	2018	2017	2016	2015	2014
	(in thousands)
Earnings:
Income from continuing
Operations before tax	145,077	310,404	478,013	571,511	529,952
Add fixed charges	127,527	130,629	114,170	111,318	117,970
Total Earnings	272,604	441,033	592,183	682,829	647,922

Fixed charges:
Interest on indebtedness including
amortization of debt expense	102,525	106,691	91,936	87,080	91,206
Interest component of rent expense	25,002	23,938	22,234	24,238	26,764
Total fixed charges	127,527	130,629	114,170	111,318	117,970

	2.1	3.4	5.2	6.1	5.5